HAEMACURE CORPORATION RELEASES NEW AEROSOL DELIVERY DEVICE - THE
    INTRODUCTION OF HEMAMYST(TM) EXPANDS THE COMPANY'S BIO-SURGICAL DELIVERY
                             DEVICE PRODUCT OFFERING

Montreal, Oct 18/CNW/ - Haemacure Corporation announced today that it has released its innovative aerosol delivery device, HemaMyst(TM), and has accelerated production of the device and its spray set to meet increased surgeon demand. With HemaMyst(TM), two non-homogenous fluids or solutions are sprayed by means of sterile gas to the treatment site. These components are passed through adjacent outlets, mixed, and atomized by means of pressurized gas. The result is a device that ensures a uniform mixture of the solutions while delivering a very thin film onto the wound site surface. HemaMyst(TM) gives the surgeon the flexibility and control to provide wound care ranging from small, localized areas up to broad convoluted surfaces. This facilitates a more efficient and economical delivery of the product. After receiving FDA clearance in April of this year to market the device, the company began working with key hospitals to gain critical feedback regarding overall performance and ease of use. Surgeon acceptance and clinical success exceeded expectations allowing Haemacure to move to full market release ahead of schedule.

"HemaMyst(TM) fits perfectly into our corporate strategy to expand our product portfolio beyond our fibrin sealant product HEMASEEL(R) APR", said Marc Paquin, President and Chief Executive Officer of Haemacure Corporation. "As more companies try to enter the sealant and hemostatic arena, delivery devices have become critical to differentiation. HemaMyst(TM) provides Haemacure with the ability to immediately set itself apart from the competition, while meeting surgeons' need to apply liquid products in a more efficient and cost effective manner".

The HemaMyst(TM) Application Device offers significant advantages over similar devices previously marketed in both Europe and the United States. These improvements include a small profile design, independent fluid and aerosol delivery to help prevent clogging and a large moveable foot pedal that ensures precise aerosol pressure and delivery control.

Haemacure Corporation is a Canadian company specializing in the development and marketing of innovative biological adhesives, biomaterials and surgical devices for the acute surgical wound care market. It also operates sales and marketing offices in Sarasota, Florida through a wholly owned subsidiary. The company trades under the ticker symbol TSE:HAE.

For Further information: Mr. Marc Paquin, President and CEO, Haemacure Corporation, (941) 364-3700 or Mr. Clement Gagnon, CGE Communication Group,
(514) 987-1455.